UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                       CD Warehouse, Inc.(Name of Issuer)


           Common Stock, par value $0.01(Title of Class of Securities)


                                    12512W105
                                 (CUSIP Number)


    DoyleE. Motley, 722 North Broadway, Oklahoma City, OK 73102, 405-949-2422
                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                                  May 15, 1998
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).



Check the following box if a fee is being paid with the statement ( )

                                  SCHEDULE 13D
CUSIP No. 12512W105                                                  Page 1 of 4


1)  Name of Reporting Persons
S.S. or I.R.S. Identification Nos. of Above Persons

         Pembroke Management Ltd. - ("Pembroke")


2)  Check the Appropriate Box If Either Is a Member of a Group
         (A)(X)
         (B)( )


3)  SEC Use Only


4)  Source of Funds                          OO

5) Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


6)  Citizenship or Place of Organization               Canada

               7)  Sole Voting Power                   209,300
Number of
Shares
Beneficially   8)  Shared Voting Power                 209,300
Owned by
Each
Reporting      9)  Sole Dispositive Power              209,300
Person With

               10)  Shared Dispositive Power           209,300


11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                         209,300

12)  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (  )

13)  Percent of Class Represented by Amount in Row (11)   5.9%

14)  Type of Reporting Person

                         OO

Item 1.  Security and Issuer

     This statement relates to the common stock, par value $0.01 ("Common Stock"), of CD Warehouse, Inc., a Delaware corporation with principal executive offices at 1204 Sovereign Row, Oklahoma City, Oklahoma 73108 ("CD Warehouse"),

Item 2.  Identity and Background

(a) This statement is filed by Pembroke Management Ltd., a Canadian corporation ("Pembroke"). Pembroke serves as an investment manager and advisor for several entities. Pembroke's managerial and advisory control of eight investment entities which purchased shares of Common Stock serves as the basis for its obligation to file this statement. The eight entities are: GBC Canadian Growth Fund, a Canadian mutual trust fund; GBC North American Growth Fund, a Canadian mutual fund corporation; Air Canada USA, a Canadian pension fund; R. Howard Webster Foundation, a Canadian charitable foundation; RR Rogers Telecommunications (Quebec), Inc.; a Canadian investment holding corporation; Dascon Investments Limited, a Canadian investment holding corporation; Taylor Assets Limited, a Canadian investment holding corporation; and Kadora Investments Limited, a Canadian investment holding corporation.

The  following  persons  serve  as both  directors  and  executive  officers  of
Pembroke: Ian A. Soutar, A. Scott Taylor, Michael P. McLaughlin, Jeffrey S.D. Tory, A. Ian Aitken, and Michael C. Shannon.

(b) The business address for the all entities described herein is 1010 Sherbrooke Street West, Suite 818, Montreal, Quebec H3A 2R7.

(c) The principal business of all entities described herein is investment management.

(d) None of the entities described herein have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

(e) During the last five years none of the entities described herein were parties to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the entities described herein are citizens of Canada or entities organized under the laws of Canada.

Item 3.  Source and Amount of Funds or Other Consideration

     As stated in Item 2(a) above, Pembroke exercises managerial and advisory control of eight investment entities which purchased shares of Common Stock. A total of $2,093,000 was paid by these eight entities on May 15, 1998, for 209,300 shares of Common Stock. Specifically, the following entities purchased the corresponding quantities of shares of Common Stock for $10.00 per share.

         Shareholder                                Quantity of Shares Purchased

         GBC Canadian Growth Fund                            110,000
         GBC North American Growth Fund                       40,000
         Air Canada USA                                       25,000
         R. Howard Webster Foundation                         10,000
         RR Rogers Telecommunications                          9,000
         Dascon Investments Limited                            6,300
         Taylor Assets Limited                                 5,000
         Kadora Investments Limited                            4,000

Monies   contributed  by  the  investors  of  these   entities   constitute  the
consideration used in making the purchase of the 209,300 shares. For more information on these entities, see Item 2(a) above.

Item 4.  Purpose of Transaction

     Pembroke's clients engaged in the acquisition of shares in CD Warehouse as a passive portfolio investment. No other motives, plans or proposals underlie this transaction.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by Pembroke may be found in rows 11 and 13 of the cover page.

(b) Each person identified in the paragraph (a) has shared power to vote or direct the vote of all shares described in paragraph (a), except the 25,000 shares owned by Air Canada USA, over which Pembroke exercises only investment power and not voting power.

(c) No transactions in the class of securities reported on other than those described in paragraph (a) were effected during the last sixty days by the persons named in response to paragraph (a).

(d) No other person is known to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     No contracts arrangements, understandings or relationships exist with respect to the securities of the issuer.


Item 7.  Material to Be Filed as Exhibits.

Not applicable.

                                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      Pembroke Management Limited


Date: June 4, 1998                    /s/ Jeffery Tory
                                      Jeffrey Tory, Vice-President & Director